Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Jeffrey Shady, Esq.

Re:	American Financial Realty Trust – Withdrawal of Registration Statement on Form S-3 (File No. 333-118917)

Dear Mr. Shady:

As counsel to American Financial Realty Trust (the “Company”), and in accordance with the provisions of Rule 477 of Regulation C under the Securities Act of 1933, as amended, we hereby request on behalf of the Company withdrawal of the above referenced Registration Statement on Form S-3 (the “Registration Statement”).

After the Company filed the Registration Statement, the Company decided that, given current market conditions, it would be in the best interests of the Company to offer additional convertible notes of the same series that is the subject of the Registration Statement in a private placement transaction. We are accordingly requesting the withdrawal of the Registration Statement to ensure that no general solicitation will be deemed to have occurred while the Company proceeds with this additional private placement transaction.

None of the securities covered by the Registration Statement has been sold in the offering contemplated therein. The securities included in the Registration Statement consist of 4.375% Convertible Senior Notes Due 2024 sold to an initial purchaser in a private placement transaction that closed on July 9, 2004, in order to be resold to QUIBs under Rule 144A (the “Offering”) or are issuable upon the conversion of outstanding convertible sold to as part of the Offering. Such investors will be informed that the Registration Statement has been withdrawn. The Company plans to file a resale registration statement in the future to cover the resale of the securities included in the Registration Statement subject to this request for withdrawal.

We look forward to receiving your favorable response to our request as soon as possible. Please feel free to call me (215.963.5134) with any questions or comments.

Very truly yours,

/s/ James W. McKenzie, Jr.